Exhibit 99.1

Announcement of Annual General Meeting of

Mainz Biomed N.V.

23 April 2024. Mainz Biomed N.V. announces that its annual general meeting will be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 31 May 2024 at 14.00 hours CET. The notice of meeting, agenda for the meeting and related documents and further information regarding the meeting have been made available at www.mainzbiomed.com/investors.